CONSENT OF SCOTT PETSEL

I, Scott Petsel, P. Geo., consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-181020) of the references to my name and the technical information included in the Second Quarter 2012 Management’s Discussion and Analysis of NovaCopper Inc., dated July 5, 2012.

DATED:     July 10, 2012

      /s/ Scott Petsel
Name: Scott Petsel, P. Geo.